Exhibit 4

Limited Guarantee

LIMITED GUARANTEE OF

VALUE ACT CAPITAL MASTER FUND, L.P.

LIMITED GUARANTEE, dated as of May 16, 2007 (this “Limited Guarantee”), by ValueAct Capital Master Fund, L.P. (“Guarantor”), in favor of Acxiom Corporation, a Delaware corporation (the “Company”). On the date hereof, the Company has entered into a guarantee (the “Other Limited Guarantee”) with Silver Lake Partners II, L.P. (the “Other Guarantor”) on substantially similar terms. Any capitalized term not otherwise defined herein shall be as defined in the Merger Agreement (as defined below).

1. LIMITED GUARANTEE. To induce the Company to enter into that certain Agreement and Plan of Merger, dated as of the date hereof (as amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Axio Holdings LLC, a Delaware limited liability company (“Newco”), and Axio Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Newco (“Merger Sub,” and together with Newco, the “Newco Parties”), the Guarantor absolutely, unconditionally and irrevocably guarantees to the Company, on the terms and conditions set forth herein, the due, punctual and complete payment, if and when due, of 50% of Newco’s payment obligations pursuant to and only in accordance with the Merger Agreement (the payment obligation referred to above, the “Obligation”); provided that the maximum aggregate amount payable by the Guarantor under this Limited Guarantee shall not exceed the aggregate of $33,375,000 U.S. Dollars, plus 50% of any amount payable to the Company pursuant to Section 8.3(e) of the Merger Agreement (the “General Cap”), unless the Company is entitled to recover damages or losses in connection with the Merger Agreement and the transactions contemplated thereby in excess of the General Cap (it being understood that in no circumstance will the Company be entitled to recover any such damages or losses in excess of the General Cap, and the General Cap and not the Special Cap shall apply, under circumstances in which the Newco Termination Fee (together with any amount payable to the Company pursuant to Section 8.3(e) of the Merger Agreement) is paid pursuant to the Merger Agreement), in which case the maximum aggregate amount payable by the Guarantor under this Limited Guarantee shall be the General Cap plus the amount of such excess, the sum of which shall in no event exceed $55,625,000 U.S. Dollars, plus 50% of any amount payable to the Company pursuant to Section 8.3(e) of the Merger Agreement (the “Special Cap”), it being understood that this Limited Guarantee may not be enforced without giving effect to the General Cap or the Special Cap, as applicable. The Company hereby agrees that in no event shall the Guarantor be required to pay to any Person under, in respect of, or in connection with this Limited Guarantee, more than the General Cap or the Special Cap, as applicable, and that Guarantor shall not have any obligation or liability to any Person relating to, arising out of or in connection with, this Limited Guarantee or the Merger Agreement other than as expressly set forth herein and other than its obligations under the Equity Commitment Letter and the Voting Agreement; provided, however, that the foregoing is not intended to diminish or otherwise limit the Company’s rights under Section 9.7 of the Merger Agreement to specifically enforce the obligations of the Newco Parties under Sections 6.1 and 6.4(c) of the Merger Agreement to use their reasonable best efforts to enforce their rights under the Equity Commitment Letters (as such term is defined in the Merger Agreement). All sums payable by the Guarantor hereunder shall be made in immediately available funds. Notwithstanding anything to the contrary contained in this Limited Guarantee or any other document, the obligations of the Guarantor under this Limited Guarantee and of the Other Guarantor under the Other Limited Guarantee shall be several and not joint.

2. NATURE OF LIMITED GUARANTEE.

(a) The Company shall not be obligated to file any claim relating to the Obligation in the event that the Newco Parties becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Company to so file shall not affect the Guarantor’s obligations hereunder. In the event that any payment to the Company in respect of the Obligation is rescinded or must otherwise be returned for any reason whatsoever, the Guarantor shall remain liable hereunder with respect to the Obligation as if such payment had not been made (subject to the terms hereof). This is an unconditional guarantee of payment, not of collectibility, and a separate action or actions may be brought and prosecuted against the Guarantor to enforce this Limited Guarantee, irrespective of whether any action is brought against the Newco Parties or any other Person (including the Other Guarantor) or whether the Newco Parties or any other Person (including the Other Guarantor) is joined in any such action or actions. When pursuing its rights and remedies hereunder against the Guarantor, the Company shall have no obligation to pursue such rights and remedies it may have against the Newco Parties or any other Person (including the Other Guarantor) for the Obligation or any right of offset with respect thereto, and any failure by the Company to pursue such other rights or remedies or to collect any payments from the Newco Parties or any such other Person (including the Other Guarantor) or to realize upon or to exercise any such right of offset, and any release by the Company of the Newco Parties or any such other Person (including the Other Guarantor) or any right of offset, shall not relieve the Guarantor of any liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of law, of the Company. Notwithstanding any other provision of this Limited Guarantee, the Company hereby agrees that the Guarantor may assert, as a defense to any payment or performance by the Guarantor under this Limited Guarantee, any defense to such payment or performance that Newco or Merger Sub could assert against the Company under the terms of the Merger Agreement, other than any such defense exclusively arising out of, due to, or as a result of, the insolvency or bankruptcy of Newco or Merger Sub.

(b) The Company hereby acknowledges and agrees that, as of the date hereof, each of Newco’s and Merger Sub’s sole assets are a de minimis amount of cash and their respective rights under the Merger Agreement, and that no additional funds or assets are expected to be contributed to Newco or Merger Sub unless and until the Closing occurs.

(c) Notwithstanding anything that may be expressed or implied in this Limited Guarantee or any document or instrument delivered contemporaneously herewith, and notwithstanding the fact that the Guarantor may be a limited partnership or a limited liability company, by its acceptance of the benefits of this Limited Guarantee, the Company covenants and agrees that (1) neither the Company nor any of its Subsidiaries or Affiliates, and the Company agrees to the maximum extent permitted by Law, none of its officers, directors, security holders or representatives, has or shall have any right of recovery under or in connection with the Merger Agreement or the transactions contemplated thereby or otherwise relating thereto, and to the extent that it has or obtains any such right, it, to the maximum extent permitted by Law, hereby waives (on its own behalf and on behalf of each of the aforementioned persons) each and every such right against, and hereby releases, and no personal liability shall attach to, the Guarantor or any of the Sponsor Affiliates (as defined below), from and with respect to any claim, known or unknown, now existing or hereafter arising, in connection with any transaction contemplated by or otherwise relating to the Merger Agreement or the transactions contemplated thereby, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of Newco or Merger Sub (or any other Person) against any Sponsor Affiliate (including, without limitation, a claim to enforce the Equity Commitment Letter, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise) (the “Released Claims”), except for its rights to recover from the Guarantor (but not any Sponsor Affiliate (including, without limitation, any general partner or managing member)) under and to the extent provided in this Limited Guarantee (subject to the limitations described herein) and its rights against the Other Guarantor pursuant to the Other Limited Guarantee (subject to the limitations described therein); provided, however, that the foregoing is not intended to diminish or otherwise limit the Company’s rights under Section 9.7 of the Merger Agreement to specifically enforce the obligations of the Newco Parties under Sections 6.1 and 6.4(c) of the Merger Agreement to use their reasonable best efforts to enforce their rights under the Equity Commitment Letters (as such term is defined in the Merger Agreement); and (2) recourse against the Guarantor under this Limited Guarantee (subject to the limitations described herein) and against the Other Guarantor pursuant to the Other Limited Guarantee (subject to the limitations described therein) shall be the sole and exclusive remedy of the Company and all of its Subsidiaries and Affiliates against the Guarantor and each Sponsor Affiliate in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby or otherwise relating thereto; provided, however, that the foregoing is not intended to diminish or otherwise limit the Company’s rights under Section 9.7 of the Merger Agreement to specifically enforce the obligations of the Newco Parties under Sections 6.1 and 6.4(c) of the Merger Agreement to use their reasonable best efforts to enforce their rights under the Equity Commitment Letters (as such term is defined in the Merger Agreement). For purposes of this Limited Guarantee, “Sponsor Affiliate” means, collectively, any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, Affiliate (other than Newco, Merger Sub or any of their assignees under the Merger Agreement) or assignee of the undersigned or any Sponsor Affiliate or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, Affiliate (other than Newco, Merger Sub or any of their assignees under the Merger Agreement) or assignee of any of the foregoing.

(d) The Company hereby covenants and agrees that it shall not institute, directly or indirectly, and shall cause its Subsidiaries and Affiliates not to institute, in the name of or on behalf of the Company or any other Person, any proceeding or bring any other claim arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby or otherwise relating thereto, against the Guarantor or the Sponsor Affiliates except for claims against the Guarantor under this Limited Guarantee (subject to the limitations described herein) and against the Other Guarantor under the Other Limited Guarantee (subject to the limitations described therein).

(e) The Company acknowledges that the Guarantor is agreeing to enter into this Limited Guarantee in reliance on the provisions set forth in Sections 2(b) through (e). Section 2(b), 2(c), 2(d) and 2(e) shall survive termination of this Limited Guarantee.

3. CHANGES IN OBLIGATION; CERTAIN WAIVERS. The Guarantor agrees that the Company may at any time and from time to time, without notice to or further consent of the Guarantor, extend the time of payment of the Obligation, and also may make any agreement with the Newco Parties for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms thereof or of any agreement between the Company, on the one hand, and the Newco Parties, on the other hand, without in any way impairing or affecting the Guarantor’s obligations under this Limited Guarantee. The Guarantor agrees that the obligations of the Guarantor hereunder shall not be released or discharged, in whole or in part, or otherwise affected by: (a) the failure of the Company to assert any claim or demand or to enforce any right or remedy against the Newco Parties; (b) any change in the time, place or manner of payment of the Obligation or any rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of the Merger Agreement or any other agreement evidencing, securing or otherwise executed in connection with the Obligation (provided that any such change, rescission, waiver, compromise, consolidation or other amendment or modification shall be subject to the prior written consent of the Newco Parties to the extent expressly required by the Merger Agreement); (c) the addition, substitution or release of any Person interested in the transactions contemplated by the Merger Agreement (provided, that any such addition, substitution or release shall be subject to the prior written consent of the Newco Parties to the extent expressly required under the Merger Agreement); (d) any change in the corporate or limited liability company existence, structure or ownership of the Newco Parties or any other Person liable with respect to the Obligation; (e) any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Newco Parties, or any other Person liable with respect to the Obligation; (f) subject to the last sentence of Section 2(a) hereof, any lack of validity or enforceability of the Merger Agreement or any agreement or instrument relating thereto; (g) the existence of any claim, set-off or other rights which the Guarantor may have at any time against the Newco Parties or the Company, whether in connection with the Obligation or otherwise; or (h) the adequacy of any other means the Company may have of obtaining repayment of the Obligation. To the fullest extent permitted by Law, the Guarantor hereby expressly waives any and all rights or defenses arising by reason of any Law which would otherwise require any election of remedies by the Company. The Guarantor waives promptness, diligence, notice of the acceptance of this Limited Guarantee and of the Obligation, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of any Obligation incurred and all other notices of any kind (except for notices to be provided to the Newco Parties and Dechert LLP in accordance with Section 9.2 of the Merger Agreement), all defenses which may be available by virtue of any valuation, stay, moratorium or other similar Law now or hereafter in effect, any right to require the marshalling of assets of the Newco Parties, or any other Person liable with respect to the Obligation, and all suretyship defenses generally (other than breach by the Company of this Limited Guarantee). The Guarantor hereby unconditionally and irrevocably agrees that it shall not institute, and shall cause its Affiliates not to institute, any proceeding asserting that this Limited Guarantee is illegal, invalid or unenforceable in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general application relating to or affecting creditors’ rights, and general equitable principles (whether considered in a proceeding in equity or at law). The Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Merger Agreement and that the waivers set forth in this Limited Guarantee are knowingly made in contemplation of such benefits and after the advice of counsel.

4. NO SUBROGATION. The Guarantor hereby unconditionally and irrevocably waives and agrees not to exercise any rights that it may now have or hereafter acquire against the Newco Parties or any other Person liable with respect to the Obligation that arise from the existence, payment, performance, or enforcement of the Guarantor’s obligations under or in respect of this Limited Guarantee or any other agreement in connection therewith, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Company against the Newco Parties or any other Person interested in the transactions contemplated by the Merger Agreement liable with respect to the Obligation, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from the Newco Parties or any other Person liable with respect to the Obligation, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, unless and until the Obligation, if applicable, shall have been irrevocably paid in full in cash; provided that, the Guarantor shall have the right to cause any other Person to satisfy its payment obligations to the Company under Section 1 hereof; provided, however, that such right in the preceding proviso shall only relieve the Guarantor of its obligation to make such payment when such payment is irrevocably paid by such other Person in full in cash. If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the payment in full in cash of the Obligation, if applicable, such amount shall be received and held in trust for the benefit of the Company, shall be segregated from other property and funds of the Guarantor and shall forthwith be paid or delivered to the Company in the same form as so received (with any necessary endorsement or assignment) to be credited and applied to the Obligation, if applicable, in accordance with the terms of the Merger Agreement, whether matured or unmatured, or to be held as collateral for the Obligation, if applicable, thereafter arising.

5. NO WAIVER; CUMULATIVE RIGHTS. No failure on the part of the Company to exercise, and no delay in exercising, any right, remedy or power hereunder, shall operate as a waiver thereof, nor shall any single or partial exercise by the Company of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power hereunder. Each and every right, remedy or power hereby granted to the Company or allowed pursuant to any applicable Law shall be cumulative and not exclusive of any other, and may be exercised by the Company at any time or from time to time. The Company shall not have any obligation to proceed at any time or in any manner against, or exhaust any or all of the Company’s rights against, the Newco Parties or any other Person liable for the Obligations prior to proceeding against the Guarantor.

6. REPRESENTATIONS AND WARRANTIES. The Guarantor hereby represents and warrants that:

(a) the Guarantor has full power and authority to execute and deliver this Limited Guarantee and to perform the Obligation, and the execution, delivery and performance of this Limited Guarantee by Guarantor has been duly authorized by all necessary action on the part of Guarantor;

(b) this Limited Guarantee is the valid and binding obligation of the Guarantor enforceable in accordance with its terms, subject to the qualification, however, that enforcement of the rights and remedies created thereby is subject to the effects of bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general application relating to or affecting creditors’ rights, and to general equitable principles (whether considered in a proceeding in equity or at law);

(c) no further approval of the Guarantor’s general or limited partners or other security holders is required for the execution, delivery and performance of this Limited Guarantee by the Guarantor and the execution, delivery and performance of this Limited Guarantee by the Guarantor do not contravene any provision of the Guarantor’s organizational documents or any law, regulation, rule, decree, order, judgment or contractual restriction binding on the Guarantor or any of its assets;

(d) all consents, approvals, authorizations, permits of, filings with and notifications to, any governmental authority necessary for the due execution, delivery and performance of this Limited Guarantee by the Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any governmental authority or regulatory body is required in connection with the execution, delivery and performance of this Limited Guarantee; and

(e) the Guarantor has the financial capacity to pay and perform all of its obligations under this Limited Guarantee, and all funds necessary for the Guarantor to fulfill its Obligation under this Limited Guarantee shall be available to the Guarantor (or its assignee pursuant to Section 12 hereof) for as long as this Limited Guarantee shall remain in effect in accordance with Section 7 hereof.

7. CONTINUING GUARANTEE; TERMINATION. This Limited Guarantee shall remain in full force and effect and shall be binding on the Guarantor, its successors and assigns until the Obligation, if applicable, payable under this Limited Guarantee has been irrevocably paid in full. Notwithstanding the foregoing, this Limited Guarantee shall terminate and the Guarantor shall have no further obligations under this Limited Guarantee upon the earliest to occur of (a) the Effective Time, (b) the termination of the Merger Agreement in circumstances not giving rise to a claim for payment of any Obligation and (c) the six month anniversary of any other termination of the Merger Agreement in accordance with its terms, except as to a claim for payment of any Obligation presented by the Company to Newco, Merger Sub or the Guarantor by such six month anniversary; provided, that this Guarantee shall not so terminate as to any claim for which written notice has been given to Guarantor (which notice shall be deemed given upon written notice to Newco and Merger Sub pursuant to the Merger Agreement) prior to such termination until final resolution of such claim. Notwithstanding the foregoing, in the event that the Company or any of its Affiliates asserts in any litigation or other proceeding (i) that the provisions of Section 1 hereof limiting the maximum aggregate liability of the Guarantor to the General Cap or the Special Cap, as applicable, or that any other provisions of this Limited Guarantee are illegal, invalid or unenforceable in whole or in part, or that the Guarantor is liable for amounts in excess of its Obligation hereunder or (ii) any theory of liability against the Guarantor, any Sponsor Affiliate, Newco or Merger Sub with respect to the transactions contemplated by the Merger Agreement or this Limited Guarantee other than liability of the Guarantor under this Limited Guarantee (as limited by the provisions hereof) and the Other Guarantor under the Other Limited Guarantee (as limited by the provisions thereof), then (x) the Obligation of the Guarantor under this Limited Guarantee shall terminate ab initio and shall thereupon be null and void, (y) if the Guarantor has previously made any payment under this Limited Guarantee, it shall be entitled to recover such payments from the Company and (z) neither the Guarantor nor any Sponsor Affiliate shall have any liability to the Company or any of its Affiliates with respect to the transactions contemplated by the Merger Agreement or under this Limited Guarantee.

8. NOTICES. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or mailed if delivered personally or mailed by registered or certified mail (postage prepaid, return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like changes of address which shall be effective upon receipt) or sent by electronic transmission, with confirmation received, to the facsimile number specified below:

(a)	If to Guarantor:

Axio Holdings LLC

c/o ValueAct Capital Master Fund, L.P.

435 Pacific Avenue

San Francisco, CA 94133

Attention: Allison Bennington

Facsimile No.: (415) 362-5727

With a copy (which shall not constitute notice) to:

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104-2808

Attention: Christopher G. Karras

                  Lisa C.S. Burnett

Facsimile No.: (215) 994-2222

(b)	If to the Company:

Acxiom Corporation

1 Information Way

Little Rock, Arkansas 72203

Attention: Jerry Jones, Business Development/Legal Leader

Facsimile No.:(501) 342-3913

With a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

1301 Avenue of the Americas

40th Floor

New York, New York 10019-6022

Attention: Selim Day and Michael S. Ringler

Facsimile No: (212) 999-5899

and:

Morris Nichols Arsht & Tunnell LLP

1201 North Market Street

P.O. Box 1347

Wilmington, DE 19899-1347

Attention: Jeffrey R. Wolters, Esq.

Facsimile No.: (302) 492-6220

9. AMENDMENT. This Limited Guarantee may not be amended except by An instrument in writing signed by the parties hereto.

10. SEVERABILITY. If any term or other provision of this Limited Guarantee is invalid, illegal or incapable of being enforced by rule of law, or public policy, all other conditions and provisions of this Limited Guarantee shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party; provided, however, that this Limited Guarantee may not be enforced without giving effect to the limitation of the amount payable hereunder to the General Cap or the Special Cap, as applicable provided in Section 1 hereof and the provisions of Sections 2(b) through 2(e), 7 and 10. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Limited Guarantee so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible; provided, however, that this Limited Guarantee may not be enforced without giving effect to the limitation of the amount payable hereunder to the General Cap or the Special Cap, as applicable provided in Section 1 hereof and the provisions of Sections 2(b) through 2(e), 7 and 10.

11. ENTIRE AGREEMENT. This Limited Guarantee, the Other Limited Guarantee and the Merger Agreement constitute the entire agreement and supersedes all prior agreements and undertakings, both written and oral, between the parties with respect to the subject matter hereof.

12. ASSIGNMENT. Neither the Company nor the Guarantor may assign its rights, interests or obligations under this Limited Guarantee to any other Person (except by operation of Law) without the prior written consent of the Company (in the case of an assignment by the Guarantor) or the Guarantor (in the case of an assignment by the Company); provided that the Guarantor shall be entitled to assign all or a portion of its interests and obligations hereunder to any one or more of its Affiliates or to any entity managed or advised by an Affiliate of the Guarantor without obtaining any such consent of any person. To the extent Guarantor assigns any of its rights and obligations under this Agreement in accordance with this Section 12, contemporaneously with such assignment, (a) Guarantor shall have no further liability or obligation relating to or arising out of this Agreement for such obligations and rights assigned in accordance hereto and (b) the Company, on its own behalf and on behalf of its successors, assigns, heirs, executors, administrators, and anyone making a claim through or on its behalf, hereby releases the Guarantor from any claims which it has or may have against the Guarantor relating to or arising out of this Agreement or the transactions contemplated hereby for such obligations and rights assigned in accordance hereto.

13. PARTIES IN INTEREST. This Limited Guarantee shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Limited Guarantee, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Limited Guarantee.

14. GOVERNING LAW; JURISDICTION. This Limited Guarantee shall be governed by and construed in accordance with the laws of the State of New York (without regard to conflict of laws principles). Each party to this Limited Guarantee hereby irrevocably agrees that any legal action, suit or proceeding arising out of or relating to this Limited Guarantee shall be brought in federal or state courts of the State of New York and each party hereto agrees not to assert, by way of motion, as a defense or otherwise, in any such action, suit or proceeding, any claim that it is not subject personally to the jurisdiction of such court, that the action, suit or proceeding is brought in an inconvenient forum, that the venue of the action, suit or proceeding is improper or that this Limited Guarantee, or the subject matter hereof or thereof may not be enforced in or by such court. Each party hereto further and irrevocably submits to the jurisdiction of such court in any action, suit or proceeding. The parties agree that any or all of them may file a copy of this Section 14 with any court as written evidence of the knowing, voluntary and bargained agreement between the parties irrevocably to waive any objections to venue or to convenience of forum.

15. COUNTERPARTS; FACSIMILE DELIVERY. This Limited Guarantee may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, and delivered by facsimile, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

16. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS LIMITED GUARANTEE OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

IN WITNESS WHEREOF, the Guarantor and the Company have caused this Limited Guarantee to be executed and delivered as of the date first written above by its officer thereunto duly authorized.

VALUEACT CAPITAL MASTER FUND, L.P.

BY: VA PARTNERS, L.L.C., its General Partner

By:	/s/ Jeffrey W. Ubben
Name:	Jeffrey W. Ubben
Title:	Managing Member

Accepted and Agreed to:

ACXIOM CORPORATION

By:	/s/ Charles D. Morgan
Name:	Charles D. Morgan
Title:	Chief Executive Officer